Exhibit 12.1

SOUTHWEST AIRLINES CO.

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings
Income before income taxes and cumulative effect of accounting changes	$3,251	$3,547	$3,479	$1,816	$1,210
Add: Fixed charges	$397	$407	$401	$410	$406
Deduct: Interest capitalized	($49)	($47)	($31)	($23)	($24)

Total	$3,599	$3,907	$3,849	$2,203	$1,592

Fixed charges
Interest expense (net)	$65	$75	$90	$107	$107
Add: Interest capitalized	$49	$47	$31	$23	$24

Gross interest expense	$114	$122	$121	$130	$131
Add: Interest factor of operating lease expense	$283	$284	$280	$280	$275

Total	$397	$406	$401	$410	$406

Ratio of earnings to fixed charges	9.07	9.62	9.60	5.37	3.92